Exhibit 99.231

NexTech AR and Coex, Seoul’s Largest Convention and Exhibition Center Enter Strategic Partnership to Bring Hybrid Virtual Events to Korea

Global demand for virtual experiences driving NexTech and Coex partnership to create on-of-a-kind hybrid events that are international, innovative, and inclusive

Vancouver B.C., Canada and Gangnam, Seoul, Korea – November 10, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events today announced that it has signed its first strategic partnership in the Asia Pacific region with; Coex, Seoul’s largest and Korea’s busiest convention and exhibition center.

See VIDEO HERE

“I am very excited and proud to announce the launch of NexTech’s virtual conference platform to our clients and partners in Korea and Asian-Pacific market. NexTech AR is one of the fastest growing AR technology and virtual experience companies in the world and we are one of the largest, oldest, and most reputable event companies in Asia. Through this collaboration, I believe that our platform will deliver a heightened, more inclusive experience, and will provide an essential marketing and networking tool to clients, visitors and exhibiting companies alike, even after the pandemic,” said Drew Lee, CEO and President of Coex.

Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China. The company supports all major industry sectors including; manufacturing, food & beverage, consumer goods, business services, and automobiles, pulling in industry giants including LG, Samsung, Google, Amazon, Microsoft, Nike, Audi, and Hyundai. In addition to its business use, Coex is also known for organizing and hosting significant entertainment and cultural events, including the annual C-Festival which sees over 1.5 million visitors each year.

Through this partnership, NexTech and Coex will transform Korea’s MICE industry to create hybrid events that bridge the physical with the virtual world, providing a safe, inclusive and convenient option for those who cannot host in-person events at the convention and exhibition center. These Coex events will be hosted through NexTech’s virtual conference platform which combines best-in-class technologies, ranging from AR for 3D product modeling and human holograms to enterprise scale streaming services with customized language packs.

“Together, NexTech and Coex will create events that are international, innovative and inclusive. Coex is a staple within Korea’s MICE industry, and NexTech is the perfect partner to help this industry giant with its commitment to continually evolve its offerings and incorporate digital innovations. Post COVID hybrid events will become the new standard and incorporating unique elements including our easily accessible AR, quality streaming that goes beyond the standard consumer tools, and options for translations packages will help these events stand out.” said Yau Boon Lim, President and Managing Director, Asia Pacific at NexTech AR.

A report by Allied Market Research notes that the Asia-Pacific MICE industry generated revenue of $229.0 billion in 2017 and is expected to grow at a CAGR of 8.6% to reach $441.1 billion by 2025, providing a significant opportunity for virtual and hybrid events.

“This partnership with Coex marks the first major step in our expansion into the Asia-Pacific market and more specifically within Korea. Korea is home to some of the world’s leading businesses and technologies, many of whom can benefit from our broad range of virtual experience technologies. We are excited to partner with such an established company as Coex and believe this strategic channel partnership is just the beginning of our rapid growth into Asia,” said Evan Gappelberg, CEO of NexTech AR.

Coex was established by the Korea International Trade Association (KITA), the biggest economic organization in Korea, to develop the economy and international trade with business events and has become the biggest business event company over the past 30 years or more. It is a strategic channel partner of the Korean and Asia-Pacific region.

To learn more about NexTech, please click here. To learn more about leveraging the latest technologies of AR, VR and IoT in the MICE industry or to see how NexTech and Coex’s hybrid solutions could support your event, please visit the Coex website.

About Coex

Since opening in March of 1979, Coex has established itself not only as a leading venue of international exchanges in exhibition culture and tourism but as the Center of Asia’s business event industry. Coex is now a pillar of the Asian MICE market as both Seoul’s greatest exhibition venue and a tourist attraction with infrastructure to service all business needs. Coex is comprised of four stories above ground with 36,007㎡ of exhibition space and a floor area of 460,000㎡. Its 4 main exhibition halls can be partitioned into 12 separate spaces, including the largest hall being able to accommodate up to 7,000 people. Its conference facilities boast 55 dividable meeting rooms equipped with state-of-the-art equipment and operated by a cutting-edge building management system. In addition to a venue’s overall infrastructure, prime location and use of technology, Coex offers optimal services such as 3 five-star hotel properties directly connected to the convention center, a mega underground shopping mall, aquarium, movie theater, department stores, casino, and a city airport terminal.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Conference Platform: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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